U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                             FORM 12B-25
                                      Commission File Number 333-57576
                     NOTIFICATION OF LATE FILING

(Check One):
[  ] Form 10-K and Form 10-KSB [  ] Form 20-F [  ] Form 11-K
[X] Form 10-Q and Form 10-QSB [  ] Form N-SAR For Period Ended:
     September 30, 2001
[  ] Transition Report on Form 10-K  [  ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K
For the Transition Period Ended:     N/A
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Read attached instruction sheet before preparing form. Please print or type.
       Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
       If the notification relates to a portion of the filing
checked above, identify the Items(s) to which the notification
relates:     N/A
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                    PART I-REGISTRANT INFORMATION

Full name of registrant     Cascade Sled Dog Adventures, Inc.
                            ---------------------------------
Former name if applicable   Novanet International, Inc.
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Address of principal executive office (Street and Number)  199 Kent Drive
                                                           --------------
City, State and Zip Code         Toutle, Washington 98649
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                   PART II-RULES 12B-25 (B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if
appropriate)
       [X]     (a)  The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;
       [X]     (b)  The subject annual report, semi-annual report,
transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       [  ]    (c)   The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.

                          PART III-NARRATIVE
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period:

Cascade Sled Dog Adventures, Inc. (the "Company) is waiting for the completion of its unaudited financial statements to be included in its report on Form 10-QSB for the quarter ended September 30, 2001. The completion of such report has been delayed due to management's review of certain items in connection with the Company's operations. The Company intends to file its report on Form 10QSB for the quarter ended September 30, 2001 promptly after the conclusion of the review.



                      PART IV-OTHER INFORMATION
       (1)     Name and telephone number of person to contact in
regard to this notification
     Julian D. Jensen, Attorney for Registrant        (801) 531-6600
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            (Name)                            (Area code) (Telephone number)

       (2)     Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                       [X] Yes  [  ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [  ] Yes  [X  ] No

       If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Cascade Sled Dog Adventures, Inc.
                  ---------------------------------
             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   November 15, 2001        By  /s/ Dennis Madsen
                                ----------------------------
                                Mr. Dennis Madsen, Secretary